Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

TOTAL VOTING RIGHTS

Jersey, Channel Islands, 30 October 2015 - Randgold Resources announces that in accordance with the Disclosure and Transparency Rules, its issued share capital consists of 93 274 408 ordinary shares of $0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. The Company holds 1 157 issued ordinary shares in Treasury. In addition, 61 822 ordinary shares are currently held on trust and do not confer voting rights. Therefore, the total number of voting rights in the Company is 93 211 429.

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com